 Filed by Adobe Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adobe Inc.
Commission File No.: 000-15175
Date: October 20, 2022

This filing relates to the proposed merger of Figma, Inc., a Delaware corporation (“Figma”), with Saratoga Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Adobe Inc., a Delaware corporation (“Adobe”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 15, 2022, by and among Adobe, Merger Sub I, Saratoga Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Adobe, and Figma.

MOS Summit: Q&A/Fireside Chat with Dylan Field

Interviewer:

So if you ever want to have an understanding of why every company should have an internship  program, Dylan is sitting right here. He was an intern at LinkedIn, so I’ve had the delight of knowing him  for a long time. And he was impressive then too. So let’s start, since it’s the news. You know  what does the, the collaboration, the potential collaboration with Adobe... he’s  obviously going through a whole legal and regulatory process and there’s a whole bunch of stuff we can’t talk about because of that. But what does it mean as a vision for the future, about how design and  how productivity is in the next generation?

Dylan Field:

Absolutely and a big thank you for having me, and just really excited to be here with all of you today.  [The] energy is palpable, and feel like it’s like a historic first for Masters of Scale.

So, in terms of Figma plus Adobe, I couldn’t be more excited about this. Obviously I’ve known Adobe for a long time now, and the tenor of the conversation, was really just very exciting and positive from the start of the process. We started just to imagine, “Okay, what can we do together?” And really quickly it was like,  “Okay, let’s keep Figma autonomous. Let’s keep Figma, Figma. But let’s figure out how to basically  bolster the product development process.” So Adobe has all this tech, all these amazing people that  have worked in areas like imaging, factor, 3D, video and more. These are all things people want to do in that product development process.

So right now Figma goes from ideation to design all the way to code in the future. We think there’s a lot more we can do by sort of utilizing that technology along the way. Now, on  the ideation side, that’s where we, you have work on Figjam, and maybe some people in the  audience use Figjam. It’s just a brainstorming tool, and it’s kind of like a digital whiteboard. And  what we found is that’s a way to make it so people can uh, facilitate meetings better, and I think that,  especially in this remote era that we’re in right now, it’s really important to have a fun way to solicit  opinions from your entire team, and to be inclusive.

That’s what the sort of vision of Figjam has been, is to create that platform. We think it’s also just a  start, in terms of us just broadening the audience beyond design, beyond development, beyond  marketing and product management into the rest of the company. And you know, 5% of the files  created in Figma are slides. And so we’re also very eager to see how can creativity be the new  productivity. How do we go and forge new ground there with Adobe?

Interviewer:

Yep. One of the things that’s throughout all of the masters of scale, you know, work and our stage presentations is how technology can enhance humanity, enhance the human, it can be an amplifier, and one of the things that you do by this focus on design, is to say, “Look everyone has some ability to be more creative, more collaborative, can be amplified more.” Say a little bit about  what you see kind of coming in the future that you will be helping create and see the various tools going  in order to make that work.

Dylan Field:

Yeah, the vision of Figma is to make design accessible to all. I think design is just the start of product  design. That broadens very quickly, uh and now with this Adobe news, we can scale and impact way  beyond the product development process too to other areas. And so, I think it’s gonna be awesome for people that are using the Figma platform, because soon we’ll also serve these new markets if we’re able to join Adobe. And I think that we’re in this world right now where so many people don’t have access to the right tools. Um, it’s amazing the digital revolution  that’s happening, you know we’re in the revolution?

[…]

Dylan Field:
Thanks for having me.

Interviewer:
Thank you always.

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TechCrunch:  Figma CEO Dylan Field On Why He Sold to Adobe

A month after Adobe announced its plans for acquiring Figma, the popular digital design startup, Figma CEO and co-founder Dylan Field sat down with our own enterprise reporter Ron Miller at Disrupt 2022 to discuss the deal and his motivations for selling to Adobe, a company that Figma’s own marketing materials have not always described in the most glowing of terms.

“We were having a blast — we are having a blast — but then we started talking with Adobe and Adobe is a foundational, really impressive company and the more I’d spend time with the people there, the more trust we built, the more that I could see: ‘Okay, wow. We’re in this like product development box right now,’” Dylan said, surely making his media trainers happy with his non-answer. He noted that Figma today offers tools for ideation and designing mockups, with plans for launching additional tools for more easily taking those mockups and turning them into code.

“I started to form a thesis of ‘creativity is the new productivity’ and we don’t have the resources to just go do that right now at Figma,” Dylan noted, giving the standard answer that 99% of founders tend to give when they sell to a bigger rival. “If we want to go and make it so that we’re able to go into all these more productivity areas, that’s gonna take a lot of time. “To be able to go and do that in the context of Adobe, I think gives us a huge leg up and I’m really excited about that.”

Surely, the fact that this deal — assuming it closes — will also create generational wealth for Field was a bit of a motivator, but for some reason, founders always deny this.

Asked about any potential pressure from investors, Field denied that this played any role in the sale — especially because Figma continues to double its revenue year over year.

“That was never the consideration here,” Field said “It was: what’s the best opportunity to achieve our vision? The vision for the company is make design accessible to everyone. So design — is not just interface design. It’s creativity. It’s productivity. It’s you know making it so that we can all be part of the digital revolution that’s happening. The entire world’s economy is going from physical to digital right now. Are we going to leave a bunch of people behind or going to give everyone the tools. I feel a lot of pressure and I think it’s really important that we give all of these people these tools really fast.”

The Figma PR team surely had a smile on its face after this answer.

I don’t think that’s necessarily how Adobe feels about its $82.49/month Creative Cloud subscription package that surely not everybody can afford, but Field stressed multiple times that Figma will remain an independent company and that there are no plans for changing the company’s pricing plan. Adobe is paying $20 billion for Figma, though, so let’s see if that changes over time.

“What Adobe’s told us is that they want to learn from Figma,” he said. “And I think in general, they’re going ‘okay how do you go to more of a freemium model? How do you make it so that you’re able to really be bottoms up?” Adobe isn’t paying all of that money for education, though. A Coursera marketing course is a lot cheaper than $20 billion, after all. Over time, the company has a responsibility to its shareholders to increase its revenue, so we’ll see how that plays out — always assuming the deal closes. That’s not a given in this current regulatory environment.

Field, for what it’s worth, thinks this is a very offensive move by Adobe, whose XD Figma rival never quite caught on with designers.

“They’re trying to figure out: how do you make it so that you’re able to adapt the products they already have, but also to sort of bolster this new platform. And yeah, I don’t think that’s risk-averse in any way.”

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Forward-Looking Statements

In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected timing, completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction.  The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations.html or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

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